Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350 - or - Paul Scott Taylor Rafferty, London +44-20-7614-2900 - or - James P Prout Taylor Rafferty, New York +1-212-889-4350

THIS ANNOUNCEMENT IS NOT FOR PUBLICATION OR DISTRIBUTION OR RELEASE IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Luxembourg/Portugal – 4th July 2005. Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today that it intends to raise capital in the European capital markets for an amount corresponding to an aggregate offer of approximately 150 million Euros by way of a primary offer of new ordinary shares to certain institutional investors (the “Offer”). Subject to market conditions, pricing of the ordinary shares is expected to take place during the week of 11th July 2005. The proceeds of the Offer will be used in funding any capital requirements of the ESFG group, the repayment of debt and other general financing purposes.

Notes:

Espírito Santo Financial Group S.A. is an integrated financial services group and the Luxembourg based investment vehicle for the financial interests of the Espírito Santo Group, in Portugal, Europe and the rest of the world. The group is engaged in a broad range of activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. At 31st December 2004, its total consolidated assets were €50.5 billion Euros. ESFG is a public company, with its ordinary shares listed on the Luxembourg, London, Lisbon and New York (as ADSs) stock exchanges. ESFG’s business is primarily centred in Portugal, where the majority of its investments are located. Its components are engaged in a wide variety of financial services centred on Banco Espírito Santo (“BES”) and on the Tranquilidade insurance group.

The contents of this announcement, which have been prepared by and are the sole responsibility of ESFG, have been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Lehman Brothers International (Europe) of 25 Bank Street, London E14 5LE, which is authorised and regulated by the Financial Services Authority, is acting for ESFG in connection with the Offer and for no one else and will not be responsible to anyone other than ESFG for providing the protections afforded to customers of Lehman Brothers International (Europe) or for providing advice in relation to the Offer, the contents of this announcement or any matters referred to herein.

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The Offer is being made by means of an institutional offer. The Offer and the distribution of this announcement and other information in connection with the Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is an advertisement for the purposes of the Prospective Directive (2003/71/EC) and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities. Any purchase of or application for securities of ESFG pursuant to the Offer should only be made on the basis of the information contained in the final prospectus to be issued in connection with the Offer (the “Prospectus”). It is intended that copies of the Prospectus, when approved and published, will be available at the registered offices of ESFG, 231 Val des Bons Malades, L-2121 Luxembourg. The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

This document does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, ordinary shares in ESFG to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The ordinary shares being offered have not been and will not be registered under the US Securities Act of 1933 (as amended) (the “Securities Act”) or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States or of any province or territory of Australia, Canada or Japan. The ordinary shares are being offered and sold only outside the United States to non-US persons in offshore transactions in reliance on Regulation S under the Securities Act. The ordinary shares may not be offered or sold in the United States or to US persons absent an exemption from the applicable registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the fact that they do not only relate to historical or current events. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “expected”, “plan”, “goal” believe”, or other words of similar meaning.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, a number of which are beyond ESFG’s control. As a result, ESFG’s actual future results may differ materially from the plans, goals and expectations set out in these forward-looking statements. Factors that could cause actual results and developments to differ materially from those estimated by the forward-looking statements include, but are not limited to, the factors to be described in the risk factors and operating and financial review and prospects sections of the Prospectus.

Any forward-looking statements made by or on behalf of ESFG speak only as at the date of this document. Save as required by any applicable laws or regulations, ESFG undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement.

No information in this announcement or any of the documents relating to the Offer, including the Prospectus, can be relied upon as a guide to future performance.

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